SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 11, 2015	By	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

TSINGHUA UNIGROUP AGREES TO PURCHASE 25.0% OF ChipMOS TAIWAN FOR APPROXIMATELY NT$12.0 BILLION

Hsinchu, Taiwan December 11, 2015 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that the Board of Directors of its 58.0% owned subsidiary ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”, Taiwan Stock Exchange Stock Ticker 8150) has authorized and signed a share purchase agreement to sell 299,252,000 common shares of ChipMOS Taiwan to Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) through private placement (“Private Placement Shares”) at a price of NT$40.0 per common share. ChipMOS Taiwan today also executed a Strategic Alliance Agreement with Tsinghua Unigroup designed to strengthen the long-term cooperation relationship between the two companies.

The Board of Directors of parent company ChipMOS has authorized the Special Committee, established by the Board on July 14, 2015, to evaluate and provide a recommendation to the Board regarding approval of the proposed Private Placement by the Company as a ChipMOS Taiwan shareholder in connection with the Special Committee’s review and evaluation of a merger of the Company into ChipMOS Taiwan. The proposed Private Placement is also subject to ChipMOS Taiwan shareholder approval and routine regulatory approvals in Taiwan. The proposed transaction would be valued at approximately NT$12.0 billion (approximately US$368.3 million). After the issuance of the Private Placement Shares, Tsinghua Unigroup would own approximately 25.0% of ChipMOS Taiwan. Parent company ChipMOS’s ownership in its subsidiary ChipMOS Taiwan would be 43.7% post-placement compared to the current 58.0%. ChipMOS Taiwan expects it would use proceeds from the proposed Private Placement for capacity expansion and technology development in China and Taiwan, potential acquisitions and general corporate purposes.

Share Subscription Agreement:

Pursuant to the Share Subscription Agreement executed by and between ChipMOS Taiwan and strategic investor Tsinghua Unigroup, Tsinghua Unigroup will subscribe for the entirety of the Private Placement Shares through its controlled entity with price of NT$40.0 per share and will appoint one representative to be elected as the Director of ChipMOS Taiwan. Tsinghua Unigroup undertakes that it will abide by the laws and rules of Taiwan in connection with investments made by Mainland China investors, including: (1) it will not to have the control over ChipMOS Taiwan; (2) it will not to serve as the managerial officer of ChipMOS Taiwan or appoint managerial officers of ChipMOS Taiwan; (3) the board seats held by Tsinghua Unigroup in ChipMOS Taiwan will not out-number the seats held by all other shareholders; (4) it will not to solicit proxy for ChipMOS Taiwan’s shareholders meeting; and (5) it will undertake other matters required by the competent authorities.

Strategic Alliance Agreement:

ChipMOS Taiwan and Tsinghua Unigroup today also executed a Strategic Alliance Agreement designed to strengthen the long-term cooperation relationship between the two companies. Tsinghua Unigroup will assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and testing services of LCD drivers and wafer bumping services in Mainland China, and will introduce other potential suppliers, customers and business partners in Mainland China to ChipMOS Taiwan.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.